UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 11, 2023

Oxus Acquisition Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40778	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

300/26 Dostyk Avenue Almaty, Kazakhstan	050020
(Address of principal executive offices)	(Zip Code)

+7(727) 355-8021
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one Warrant	OXUSU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	OXUS	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OXUSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

On August 11, 2023, Oxus Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Oxus”), 1000397116 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario, Canada and a wholly-owned subsidiary of Oxus (“Newco”), and Borealis Foods Inc., a corporation incorporated under the laws of Canada (“Borealis”), entered into an amendment (the “Amendment” ) to the Business Combination Agreement, dated February 23, 2023 (the “Business Combination Agreement”), to amend and restate certain terms of the Business Combination Agreement, including (i) Section 7.18(a), to change the number of awards of shares of New SPAC Shares to be granted under the New SPAC Equity Plan from 15% to 5%; (ii) to delete the form of the Plan of Arrangement attached as Exhibit B to the original Business Combination Agreement and replace it with the form attached as Exhibit A to the Amendment (the “Plan of Arrangement (Amended)”); and (iii) to delete the form of the New SPAC Bylaws attached as Exhibit G to the Business Combination Agreement and replace it with the form attached as Exhibit B to the Amendment (the “New SPAC Bylaws (Amended)”). The Plan of Arrangement (Amended) includes, among other things, certain changes to reflect a plan of arrangement under section 192 of the CBCA and section 182 of the OBCA and certain changes to provisions relating to the New Oxus Amalgamation, and the effects of such amalgamation. The New SPAC Bylaws (Amended) includes additional provisions relating to the appointment of an audit committee, and clarification on the quorum requirements for a meeting of shareholders.

Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Business Combination Agreement and other transactions contemplated by the Business Combination Agreement, the Plan of Arrangement and the ancillary agreements (the “Proposed Transaction”), but does not contain all the information that should be considered concerning the Proposed Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transaction. Oxus filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement relating to the Proposed Transaction, which includes a proxy statement/prospectus of Oxus, on August 14, 2023. When available, the definitive proxy statement/prospectus and other relevant materials shall be sent to all Oxus shareholders as of a record date to be established for voting on the Proposed Transaction. Oxus also shall file other documents regarding the Proposed Transaction with the SEC. Before making any voting decision, investors and securities holders of Oxus are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that shall be filed with the SEC in connection with the Proposed Transaction as they become available because they shall contain important information about Oxus, Borealis and the Proposed Transaction.

Investors and securities holders shall be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that shall be filed with the SEC by Oxus through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Oxus may be obtained free of charge from Oxus’ website at https://www.oxusacquisition.com/or by written request to Oxus at Oxus Acquisition Corp., 300/26 Dostyk Avenue, Almaty, Kazakhstan 050020.

Participants in Solicitation

Oxus and Borealis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Oxus’ shareholders in connection with the Proposed Transaction. Information about Oxus’ directors and executive officers and their ownership of Oxus’ securities as well as information regarding Borealis’ directors and officers is set forth in Oxus’ filings with the SEC, including the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of Oxus’ and Borealis’ respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Oxus, Borealis, or Newco, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

 Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Amendment to the Business Combination Agreement, dated as of August 11, 2023, by and among Oxus, Newco and Borealis.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

oxus acquisition corp.

By:	/s/ Kanat Mynzhanov
	Name:	Kanat Mynzhanov
	Title:	Chief Executive Officer

Date: August 17, 2023

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